UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

INVO Bioscience, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

44984F401

(CUSIP Number)

August 4, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)
b.	☒	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44984F401

1.	Names of Reporting Persons.

Mitchell P. Kopin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
5. Sole Voting Power 0

6. Shared Voting Power 184,000

7. Sole Dispositive Power 0

8. Shared Dispositive Power 184,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,000 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.1% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	44984F401

1.	Names of Reporting Persons.

Daniel B. Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
5. Sole Voting Power 0

6. Shared Voting Power 184,000

7. Sole Dispositive Power 0

8. Shared Dispositive Power 184,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,000 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.1% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	44984F401

1.	Names of Reporting Persons.

Intracoastal Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5. Sole Voting Power 0

6. Shared Voting Power 184,000

7. Sole Dispositive Power 0

8. Shared Dispositive Power 184,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,000 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.1% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

Item 1.

(a)	Name of Issuer

INVO Bioscience, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

5582 Broadcast Court

Sarasota, Florida 34240

Item 2.

(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number

44984F401

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i)       Immediately following the execution of the Securities Purchase Agreement with the Issuer on August 4, 2023 (the “SPA”) (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 8, 2023), each of the Reporting Persons may have been deemed to have beneficial ownership of 93,592 shares of Common Stock, which consisted of (i) 92,000 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (ii) 1,592 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (“Intracoastal Warrant 1”), and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 843,271 shares of Common Stock outstanding as of August 3, 2023, as reported by the Issuer, plus (2) 92,000 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (3) 1,592 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 182,408 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock and (II) 3,571 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 279,571 shares of Common Stock.

(ii)       As of the close of business on August 11, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 184,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, and all such shares of Common Stock represented beneficial ownership of approximately 7.1% of the Common Stock, based on (1) 843,271 shares of Common Stock outstanding as of August 3, 2023, as reported by the Issuer, plus (2) 1,580,000 shares of Common Stock in the aggregate issued at the closing of the transaction contemplated by the SPA, (3) 184,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes 3,571 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 187,571 shares of Common Stock.

(c)	Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 184,000.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 184,000.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2023

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager